                                                                  Exhibit (m)(9)

                       MUTUAL FUND SERVICE AGENT AGREEMENT

         This Agreement dated as of July ___, 2000 is among PFPC Inc., a Massachusetts corporation with offices located at 4400 Computer Drive, Westboro, Massachusetts 01581 ("PFPC"), Centura Funds, Inc., a Maryland corporation with offices located at 3435 Stelzer Road, Columbus, Ohio 43219 (the "Corporation"), and Centura Funds Distributor, Inc., a Delaware corporation with offices located at 3435 Stelzer Road, Columbus, Ohio 43219 (the "Client").

                                   WITNESSETH

         WHEREAS, the Corporation is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and has established certain series, which are identified on the attached Schedule A, incorporated herein and which may be amended from time to time (the "Funds"); and

         WHEREAS, Client serves as the distributor of the shares of the Funds, and in connection therewith receives from each Fund a 12b-1 fee that is based on the assets of each Fund that are attributable to the Class A shares of each Fund; and

         WHEREAS, PFPC, a transfer agent registered under the Securities Exchange Act of 1934, has developed a recordkeeping service link between investment companies and benefit plan consultants (the "Recordkeepers") which administer employee benefit plans, including plans qualified under Section 401(a) of the Internal Revenue Code (the "Plans"); and

         WHEREAS, PFPC has entered into agreements with various Recordkeepers relating to the recordkeeping and related services performed on behalf of such Plans in connection with daily valuation and processing of orders for investment and reinvestment of assets of the Plans in various investment options available to the participants under such Plans (the "Participants"); and

         WHEREAS, Client desires to retain PFPC to perform such services with respect to shares of the Funds ("Shares") held by or on behalf of the Participants as further described herein and PFPC is willing and able to furnish such services on the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, each party hereto severally agrees, as follows:

         1. OBLIGATIONS OF PFPC. PFPC agrees to perform the services and functions specified in Schedule B hereto (the "Services") for the benefit of the shareholders of the Funds who maintain shares of any such Fund through Plans administered by certain Recordkeepers. PFPC shall subcontract with Recordkeepers to link the PFPC recordkeeping system with the Recordkeepers, in order for the Recordkeepers to maintain Fund shares positions for each Participant.

2.       OBLIGATIONS OF CLIENT.

2.1 Client or its designee will furnish PFPC, for each Fund with (a) confirmed net asset value information as of the close of trading (currently 4:00 p.m. New York time) on the New York Stock Exchange (the "Close of Trading") on each business day that the New York Stock Exchange is open for business on which the Funds determine their per share net asset values ("Business Day"); (b) information regarding dividends and capital gains distributions by the Funds; and (c) in the case of Funds with daily dividend accruals or declarations, the daily accrual factor (mil rate). Client or its designee shall use best efforts (within commercially reasonable limits) to provide such information to PFPC by 6:30 p.m. Eastern Time.

2.2 Subject to the terms and conditions of this Agreement, shares of the Funds will be made available to be purchased, exchanged or redeemed, by or on behalf of the Plans through a single account per Plan per Fund (the "Accounts") at the net asset value applicable to each order. The Funds' shares shall be purchased and redeemed on a net basis in such quantity and at such time as determined by PFPC to correspond with investment instructions received by PFPC or its agents from the Participants. Dividends and capital gains distributions will be automatically reinvested in full and fractional shares of the Funds.

2.3 Client or its designee agrees to waive all minimum and maximum investment requirements for those funds listed in Schedule A, as well as all CDSC fees (except in the case of full plan liquidations). Schedule A may from time to time be updated to include new funds or reflect fund name changes upon written notice from Client to PFPC without the need for a formal amendment to this Agreement so long as PFPC does not object to such notification within a reasonable period of time after its receipt. All Shares shall be available for purchase at net asset value. In addition, the parties agree that in the event of a conversion to Class A shares, such conversion would need to be accomplished via a full liquidation and subsequent purchase and would need to be coordinated through PFPC. Client further agrees that NAV and accruals will be transmitted to PFPC via the NSCC Price Profile.

3.       REPRESENTATIONS AND WARRANTIES.

3.1      Client and Corporation each represent and warrant as follows:

         (a) Each is a duly organized, validly existing legal entity, in good standing in the state of its incorporation. Each has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. All requisite corporate action has been taken by each to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of the Corporation and the Client that is enforceable against the Client and the Corporation in accordance with its terms, except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization or other laws, now or hereafter in effect, relating to creditor's rights generally; and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

3.2      PFPC represents and warrants as follows:

         (a) PFPC is a duly organized, validly existing legal entity, in good standing in the state of its incorporation. PFPC has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder. All requisite corporate action has been taken by PFPC to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of PFPC that is enforceable against PFPC in accordance with its terms, except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization or other laws, now or hereafter in effect, relating to creditor's rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

3.3 THIS IS A SERVICE AGREEMENT. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, PFPC MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, TO CLIENT, THE CORPORATION OR ANY OTHER PERSON, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES REGARDING QUALITY, SUITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE (IRRESPECTIVE OF ANY COURSE OF DEALING, CUSTOM OR USAGE OF TRADE) OF ANY SERVICES PROVIDED UNDER THIS AGREEMENT. PFPC DISCLAIMS ANY WARRANTY OF TITLE OR NON-INFRINGEMENT EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT.

4.       PAYMENTS BY CLIENT.

4.1 In consideration for the performance by PFPC of the recordkeeping services provided to Client hereunder, Client shall pay PFPC the fees described in Schedule C, attached hereto and incorporated herein by reference.

4.2 Client and the Corporation acknowledge that the fees that PFPC charges Client under this Agreement reflect the allocation of risk among the parties, including the disclaimer of warranties in Section 3.3 and the exclusion of remedies in Section 9. Modifying the allocation of risk from what is stated here would affect the fees that PFPC charges, and in consideration of those fees, Client and the Corporation agree to the stated allocation of risk.

5. TERMINATION. This Agreement may be terminated at any time by any party hereto upon 90 days' written notice to the others. This Agreement shall not require PFPC to preserve any records relating to this Agreement beyond the time periods otherwise required by the laws to which PFPC is subject. Upon such termination, PFPC will deliver to Client, all Client and Fund records or data in the possession or control of PFPC that are requested by Client (with all reasonable and documented costs of such transfer and delivery borne solely by Client).

6.       CONFIDENTIALITY.

6.1 The parties agree that the proprietary information of the others and the contents of this Agreement ("Confidential Information") are confidential information of each other and their respective licensors. Each party shall exercise at least the same degree of care, but not less than reasonable care, to safeguard the confidentiality of Confidential Information as it would to protect its own confidential information of similar nature. Each party may use Confidential Information only to exercise its rights under this Agreement. No party shall duplicate, sell or disclose to others Confidential Information, in whole or in part, without the prior written permission of the others. Each party may, however, disclose Confidential Information to its employees who have a need to know the Confidential Information to perform work under this Agreement, provided that each party uses reasonable efforts to ensure that Confidential Information is not duplicated or disclosed by its employees in breach of this Agreement. The parties may also disclose Confidential Information to independent contractors, auditors, and professional advisors, provided they first agree in writing to be bound by the confidentiality obligations of this
         Section 6.1. In no event shall any party disclose Confidential Information to any competitor of another party without specific, prior written consent from an officer of such other party.

6.2 The foregoing obligations of confidentiality shall not apply to information or materials that are (a) in the public domain; (b) known to the receiving party prior to the time of disclosure by the disclosing party; (c) disclosed to the receiving party by a third party on a non-confidential basis; (d) developed by the receiving party without reference to information provided to the receiving party by the disclosing party and designated as confidential; or (e) required to be disclosed by law.

6.3 The parties acknowledge that breach of restrictions on use, copying, dissemination or disclosure of any Confidential Information would result in immediate and irreparable harm, and money damages would be inadequate compensation for that harm. The parties shall each be entitled to equitable relief, in addition to all other available remedies, to redress such breach.

7.       INDEMNIFICATION.

7.1 Each party (the "Indemnifying Party") shall defend, at its expense, any suit, action, or proceeding ("Suit") brought by a third party against the other or its officers, directors, and employees (the "Indemnified Party") to the extent that such Suit arises out of or is based on a claim that the Indemnifying Party breached an obligation under this Agreement or acted with negligence or willful misconduct in the performance of its obligations under this Agreement. The Indemnifying Party shall indemnify and hold harmless the Indemnified Party from and against any losses, damages, liabilities and expenses (including reasonable attorneys' fees) which are awarded in a final order not subject to appeal and which are directly attributable to such Suit, provided that the Indemnified Party performs the obligations set forth below. In all cases, the Indemnifying Party's obligation to defend and indemnify hereunder is subject to the limitations set forth in Section 9 - Consequential Damages. In no event shall any third party be considered a third party beneficiary of this Agreement.

7.2 In the event a Suit by a third party for which indemnification may be available under this Agreement is made or filed against the Indemnified Party, Indemnified Party will promptly notify the Indemnifying Party of same in writing. Within thirty (30) days after notice, or a shorter period if required to avoid prejudice in the Suit, the Indemnifying Party may elect to defend, compromise or settle the Suit at its expense. In any Suit that the Indemnifying Party has elected to defend, compromise or settle, the Indemnifying Party shall not after the election be responsible for the expenses, including counsel fees, of the Indemnified Party, but the Indemnified Party may participate therein and retain counsel at its own expense. In any third party Suit, the defense of which the Indemnifying Party has assumed, the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the consent of the Indemnifying Party, and the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement affecting the Indemnified Party, without the prior consent of the Indemnified Party, which consent shall not be unreasonably withheld. The Indemnified Party shall provide the Indemnifying Party with all information, assistance, and authority reasonably requested in order to evaluate any third party Suit and affect its defense, compromise or settlement.

8. MITIGATION OF DAMAGES. Each party shall have the duty to mitigate damages for which another party may become responsible.

9. CONSEQUENTIAL DAMAGES. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY, ITS AFFILIATES OR ANY OF THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR SUBCONTRACTORS BE LIABLE UNDER ANY THEORY OF TORT, CONTRACT, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR LOST PROFITS, SPECIAL, INDIRECT OR

CONSEQUENTIAL DAMAGES, EACH OF WHICH IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER OR NOT ANY PARTY OR ANY ENTITY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

10. COMPLIANCE WITH LAW. Each party will comply in all material respects with all applicable laws, rules and regulations in the performance of its obligations under this Agreement.

11. FUND SHAREHOLDERS. PFPC understands and agrees that the obligations of the Corporation or the Client under this Agreement are not binding upon any shareholder of the Funds personally, but bind only the Corporation and the Client.

12. NOTICES. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been given at the time when hand delivered, or five days after mailed by registered or certified mail, postage prepaid, and addressed to the parties as follows:

                    IF TO CORPORATION:      Centura Funds, Inc.
                                            3435 Stelzer Road
                                            Columbus, Ohio 43219

                                            Attn: General Counsel

                    IF TO CLIENT:           Centura Funds Distributor, Inc.
                                            3435 Stelzer Road
                                            Columbus, Ohio 43219

                                            Attn.: General Counsel

                    IF TO PFPC:             PFPC Inc.
                                            4400 Computer Drive
                                            Westboro, Massachusetts 01581
                                            Attention: Executive Vice President
                                            - Retirement Services

                                            with a copy to:
                                            General Counsel (same address)

Any party may change its address for receiving notice by written notice given to the others named above, in the manner referred to in this Section 12.

13. CHOICE OF LAW AND VENUE. The laws of the State of Delaware, excluding the rules on conflicts of laws, shall govern the interpretation, validity, and enforcement of this Agreement.

14. THIRD PARTIES. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity other than the parties hereto and their respective successors or assigns, any rights or remedies under or by reason of this Agreement.

15. WAIVER. The waiver by any party of any breach of any term, provision, covenant or condition contained in this Agreement shall not be deemed to be a waiver of any subsequent breach of the same, or a waiver of any other term, provision, covenant or condition contained in this Agreement. Subsequent acceptance by any party of any past due payment shall not be deemed to be a waiver of any preceding breach by another party of any term, provision, covenant or condition of this Agreement, other than the failure of the other party to make the particular payment so accepted, regardless of whether or not the party had knowledge of such preceding breach at the time of acceptance of such payment. No term, provision, covenant or condition of this Agreement shall be deemed to have been waived by any party, unless such waiver shall be in writing and executed by a duly authorized representative of such party.

16. REMEDIES CUMULATIVE. Except as specifically provided in this Agreement, all rights and remedies enumerated in this Agreement shall be cumulative, may be exercised and enforced concurrently, and shall not exclude any other right or remedy allowed by law or equity.

17. FORCE MAJEURE. No party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by (a) fire, flood, elements of nature or other acts of God; (b) any outbreak or escalation of hostilities, war, riots or civil disorders in any country; (c) any act or omission of another party or any governmental authority; (d) any labor disputes (whether or not the employees' demands are reasonable or within the party's power to satisfy); or
(e) equipment or transmission failure or other causes beyond such party's reasonable control. In any such event, the non-performing party shall be excused from any further performance and observance of the obligations so affected as long as such circumstances prevail and such party continues to use commercially reasonable efforts to recommence performance or observance as soon as practicable.

18. SURVIVAL. The terms, provisions, covenants and conditions contained in this Agreement which by their terms require their performance by PFPC, the Corporation or the Client after the expiration or other termination of this Agreement, including but not limited to the limitations on liability, exclusion of damages, indemnification (if any related rights survive the term) and confidentiality obligations, shall be and remain enforceable notwithstanding such expiration or other termination of this Agreement for any reason whatsoever.

19. PUBLICITY. Neither PFPC, the Corporation nor Client shall release or publish news releases, public announcements, advertising or other publicity relating to this Agreement or to the transactions contemplated by it without the prior review and written approval of the other parties; provided, however, that any party may make such disclosures as are required by legal, accounting or regulatory requirements after making reasonable efforts in the circumstances to consult in advance with the other parties; and provided further that PFPC may include the names of the Funds, the Corporation and/or Client in its list of available DCXchange investments as part of its marketing materials and other presentations to existing and prospective clients.

20. AMENDMENT. No amendment of any provision of this Agreement shall in any event be effective unless the same shall be in writing and signed by all parties hereto.

21. ASSIGNMENT. Except as otherwise provided in this Agreement, the rights and obligations of each party are personal and not assignable, either voluntarily or by operation of law, without the prior written consent of the other parties (not to be unreasonably withheld). The transfer of control of any party or of a majority of the outstanding capital stock of any party, the sale of substantially all of the assets of any party, or the merger of any party with another entity shall each constitute an assignment for the purposes of this
Section 21. Any assignment in violation of this Section 21 shall be null and void. All provisions contained in this Agreement shall extend to and be binding upon the parties hereto or their respective successors and permitted assigns.

22. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

23. ENTIRE AGREEMENT AND SEVERABILITY. This Agreement, including Schedules, Addenda, and Exhibits hereto, constitutes the entire Agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous proposals, agreements, contracts, representations, and understandings, whether written or oral, between the parties with respect to the subject matter hereof. If any provision of this Agreement is held to be illegal, unenforceable, or invalid for any reason, the remaining provisions shall not be affected or impaired thereby. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties. Without limiting the generality of the foregoing, if a court of competent jurisdiction determines that any remedy stated in this Agreement has failed of its essential purpose, then all other provisions of this Agreement, including the limitations on liability and exclusions of damages shall remain fully effective.

         IN WITNESS WHEREOF, each party has caused this Agreement to be executed by its duly authorized representative on the date first stated above.

                                        PFPC INC.

                                        By:      _______________________________

                                        Title:   _______________________________


                                        CENTURA FUNDS, INC.

                                        By:      _______________________________

                                        Title:   _______________________________


                                        CENTURA FUNDS DISTRIBUTOR, INC.

                                        By:      _______________________________

                                        Title:   _______________________________

                                   SCHEDULE A

                                  LIST OF FUNDS

                                   SCHEDULE B

                              SHAREHOLDER SERVICES

         With respect to the Participants, PFPC or its agents shall be responsible for: acting as service agent in connection with dividend and distribution functions; and performing shareholder account and administrative agent functions in connection with the issuance, transfer, and redemption or repurchase of Fund shares. PFPC shall create and maintain all records required of it pursuant to its duties hereunder and as set forth herein pursuant to applicable laws, rules and regulations, including records required by Section 31(a) of the 1940 Act. Where applicable, such records shall be maintained for the periods and in the places required by Rule 31a-2 under the 1940 Act.

         Upon reasonable notice by the Client, PFPC shall make available during regular business hours such of its facilities and premises employed in connection with the performance of its duties under this Agreement for reasonable visitation by the Client, or any person retained by the Client as may be necessary to evaluate the quality of the services performed pursuant hereto.

         In addition to the duties set forth herein, PFPC or its agents shall perform such other duties and functions, and shall be paid such amounts therefor, as may from time to time be agreed upon in writing among the parties. The compensation for such other duties and functions shall be reflected in a written amendment to Schedule C and the duties and functions shall be reflected in an amendment to this Schedule B hereto, both dated and signed by authorized persons of the parties hereto.

         Pursuant to the Agreement by and among the parties hereto, PFPC shall, upon the effective date of this Agreement, perform or cause to be performed, the following services, as well as telephonic and personal shareholder services relating to the following services:

         1. Transmit to Client the account opening, purchase and redemption order placements, registration instructions, settlement instructions, trade corrections, account transfer instructions, as well as facilitate money settlement as are reasonably necessary for Client to establish and maintain a Fund account for each participating Plan. Collect and remit to Client payments for all purchase orders placed on behalf of individual Participants for the Plan level account maintained by Client. Such activities shall be performed as follows:

         (a) On each day the New York Stock Exchange (the "Exchange") is open for business (each, a "Business Day"), PFPC or its agents may receive trade instructions from the Plan and/or Participants for the purchase or redemption of shares of the Funds ("Trade Instructions"). Trade instructions received in good order and accepted by PFPC or its agents prior to the close of regular trading on the Exchange (the "Close of Trading") on any given Business Day and transmitted to the Fund by 5:00 a.m. Eastern time on the following calendar day will be executed by the Fund at the net asset value determined as of the Close of Trading on such Business Day. Any Trade Instructions received by PFPC, or its agents, on such day but after the Close of Trading will be executed by the Fund at the net asset value determined as of the Close of Trading on the next Business Day following the day of receipt of such Trade Instructions. The day on which a Trade Instruction is executed by the Fund pursuant to the provisions set forth above is referred to herein as the "Effective Trade Date".

         (b) Upon the timely receipt from PFPC of the Trade Instructions described in Section 1(a) above, the Fund will execute the purchase or redemption transactions (as the case may be) with respect to each Plan at the net asset value computed as at the Close of Trading on the Effective Trade Date. Such purchase and redemption transactions will settle on the Business Day next following the Effective Trade Date. Payments for net purchase and net redemption orders shall be made by wire transfer by PFPC or the Plan's Trust (for net purchases) or by the Fund (for net redemptions) to the account designated by the appropriate receiving party on the Business Day following the Effective Trade Date. On any Business Day when the Federal Reserve Wire Transfer System is closed, all communication and processing rules will be suspended for the settlement of Trade Instructions. Trade Instructions will be settled on the next Business Day on which the Federal Reserve Wire Transfer System is open and the Effective Trade Date will apply.

         (c) In the event that PFPC is in receipt of Trade Instructions in good order and is unable to transmit the Trade Instructions to the Fund by 5:00 a.m. Eastern time on the day following the Effective Trade Date, the Fund will accept the trades after 5:00 a.m. Eastern time and before 10:00 a.m. on such day. PFPC will furnish the Fund with an estimate of the net purchase or net redemption activity no later than 10:00 a.m. Eastern time on the day following the "Effective Trade Date". Payments for net purchase and net redemption trades shall be made by wire transfer on the day following the "Effective Trade Date".

     2. Maintain separate records for each Participant which has an interest in a Plan account maintained pursuant to the services with the Funds, which records shall reflect shares purchased and redeemed, as well as account and share balances. Process Participant transactions with respect to Plan accounts maintained by Client in the accounts in the name of the Plan or its nominee as the record owner of the shares.

     3. Working with the Plan Administrator, PFPC shall cause the following material to be prepared and mailed to Participants:

     a. Periodic account statements which show the total number of Fund shares owned by the Participant in that account as of the closing date, as well as purchases, redemptions, dividends, and distributions in the account during the period covered by the statement;

     b. 1099R Documentation required by applicable Internal Revenue Service rules and regulations; and,

     c. Proxy materials, current prospectuses and statements of additional information and any supplements or amendments thereto, Annual Reports and other periodic reports and other distributions to Fund shareholders required by law or regulation of the Funds, as are provided by the Fund.

     4. PFPC shall reconcile share positions with respect to each Fund for each Plan as reflected on its records to those reflected on statements from the Fund and shall, on request, certify that each Plan's share positions with respect to each Fund reported by the Fund reconcile with PFPC's share positions for that Plan and for the total of all Participants in that Plan with respect to each Fund. In order to perform the reconciliation, PFPC or its agent shall request from the Fund daily confirmation of all trade activity and share positions for all accounts two times per month and on any day after activity has been posted to the account.

                                   SCHEDULE C

                                      FEES

     Upon execution of this Agreement, Client shall pay PFPC annualized fees of 25 basis points with respect to each Plan Participant account that is invested in Class A shares of the Funds that is open during any monthly period. These fees shall be billed by PFPC monthly in arrears on a prorated basis of 1/12 of the annualized fee for all accounts that are open during such month.

     There shall be no fee payable under this Agreement with respect to Plan Participant accounts that are invested in Class C shares of the Funds.

     The Client shall reimburse PFPC monthly for such other miscellaneous expenses reasonably incurred by PFPC in performing its duties and responsibilities under this Agreement, as pre-approved by the Client. The Client and the Corporation agree that any volume discounts achieved by PFPC on behalf of its clients shall be retained by PFPC, unless otherwise agreed to by the parties hereto.

                                  SCHEDULE A


                                LIST OF FUNDS


Centura Small Cap Equity
Centura Mid Cap Equity
Centura Large Cap Equity
Centura Quality Income
Centura Government